InterPrivate Investment Partners V, Inc.

1350 Avenue of the Americas, 2nd Floor

New York, NY 10019

June 1, 2026

VIA EDGAR
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	InterPrivate Investment Partners V, Inc. (the “Company”)
Registration Statement on Form S-1
(File No. 333-295323) (the “Registration Statement”)

Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on June 3, 2026, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

InterPrivate Investment Partners V, Inc.

By:	/s/ Ahmed Fattouh
	Name:	Ahmed Fattouh
	Title:	Chief Executive Officer